As filed with the Securities and Exchange Commission on May 25, 2007
                                                          Registration No. 333 -
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                             ----------------------

                                    FORM F-6
                             REGISTRATION STATEMENT
                                      UNDER
     THE SECURITIES ACT OF 1933 FOR AMERICAN DEPOSITARY SHARES EVIDENCED BY
                          AMERICAN DEPOSITARY RECEIPTS

                                   -----------

                        Brasil Telecom Participacoes S.A.
            (formerly known as "Tele Centro Sul Participacoes S.A.")
   (Exact name of issuer of deposited securities as specified in its charter)

                                   -----------

                         Brazil Telecom Holding Company
                   (Translation of issuer's name into English)

                                   -----------

                        The Federative Republic of Brazil
            (Jurisdiction of incorporation or organization of issuer)

                        ---------------------------------

                                 CITIBANK, N.A.
             (Exact name of depositary as specified in its charter)

                                   -----------

                              388 Greenwich Street
                            New York, New York 10013
                                 (212) 816-6690
   (Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

                                   -----------

                              CT Corporation System
                         111 Eighth Avenue (13th Floor)
                            New York, New York 10011
                                 (212) 894-8940
  (Address, including zip code, and telephone number, including area code, of agent for service)

                        ---------------------------------

                                   Copies to:

   Porfirio F. Ramirez Jr., Esq.                 Herman H. Raspe, Esq.
         Alston & Bird LLP               Patterson Belknap Webb & Tyler LLP
          90 Park Avenue                      1133 Avenue of the Americas
     New York, New York 10016                  New York, New York 10036

                        ---------------------------------

It is proposed that this filing become effective under Rule 466:
                                                    |_| immediately upon filing.
                                                    |_| on [Date] at [Time].

If a separate registration statement has been filed to register the deposited shares, check the following box : |_|

                        ---------------------------------

                         CALCULATION OF REGISTRATION FEE

--------------------------------------------------------------------------------------------------------------------------
                                                              Proposed Maximum      Proposed Maximum
       Title of Each Class of              Amount to be       Aggregate Price      Aggregate Offering        Amount of
     Securities to be Registered            Registered           Per Unit*              Price**           Registration Fee
--------------------------------------------------------------------------------------------------------------------------
American Depositary Shares, each
representing five (5) Preferred Shares,
without par value, of Brasil Telecom
Participacoes S.A.                         100,000,000              $5.00              $5,000,000             $153.50
--------------------------------------------------------------------------------------------------------------------------

*     Each unit represents 100 American Depositary Shares.
** Estimated solely for the purpose of calculating the registration fee. Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of American Depositary Shares.

--------------------------------------------------------------------------------

      The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

      This Registration Statement on Form F-6 may be executed in any number of counterparts, each of which shall be deemed an original, and all of such counterparts together shall constitute one and the same instrument.

                                     PART I

                       INFORMATION REQUIRED IN PROSPECTUS

                              Cross Reference Sheet

Item 1.            DESCRIPTION OF SECURITIES TO BE REGISTERED

                                                Location in Form of American
                                                Depositary Receipt ("Receipt")
Item Number and Caption                         Filed Herewith as Prospectus
-----------------------                         ----------------------------

1.   Name of Depositary and address of its      Face of Receipt -
     principal executive office                 Introductory Article.


2.   Title of Receipts and identity of          Face of Receipt - Top Center.
     deposited securities


Terms of Deposit:

      (i)   The amount of deposited             Face of Receipt -
            securities represented by one       Upper right corner.
            American Depositary Share


      (ii)  The procedure for voting, if any,   Reverse of Receipt -
            the deposited securities            Paragraphs (16) and (17).


      (iii) The collection and distribution     Reverse of Receipt -
            of dividends                        Paragraph (14).


      (iv)  The transmission of notices,        Face of Receipt -
            reports and proxy                   Paragraph (13);
            soliciting material                 Reverse of Receipt -
                                                Paragraph (16).


      (v)   The sale or exercise of rights      Reverse of Receipt - Paragraphs
                                                (14) and (16).

                                                Location in Form of American
                                                Depositary Receipt ("Receipt")
Item Number and Caption                         Filed Herewith as Prospectus
-----------------------                         ----------------------------

      (vi)  The deposit or sale of securities   Face of Receipt - Paragraphs (3)
            resulting from                      and (6);
            dividends, splits or plans of       Reverse of Receipt - Paragraphs
            reorganization                      (14) and (18).

      (vii) Amendment, extension or             Reverse of Receipt - Paragraphs
            termination of the deposit          (22) and (23) (no agreement
                                                provision for extensions).

      (viii)Rights of holders of Receipts to    Face of Receipt -
            inspect the transfer books of the   Paragraph (13).
            Depositary and the list of
            holders of Receipts

      (ix)  Restrictions upon the right to      Face of Receipt - Paragraphs
            deposit or withdraw                 (2), (3), (4), (6), (7), (9)
            the underlying securities           and (10).


      (x)   Limitation upon the liability of    Face of Receipt - Paragraph (7);
            the Depositary                      Reverse of Receipt - Paragraphs
                                                (19) and (20).

      (xi)  Fees and charges which may be       Face of Receipt -
            imposed directly or                 Paragraph (10).
            indirectly on holders of Receipts

Item 2.         AVAILABLE INFORMATION           Face of Receipt -
                                                Paragraph (13).

      The Company is subject to the periodic reporting requirements of the Securities Exchange Act of 1934, as amended, and, accordingly, files certain reports with the United States Securities and Exchange Commission (the "Commission"). These reports can be inspected by holders of Receipts and copied at public reference facilities maintained by the Commission located at 100 F Street, N.E., Washington D.C. 20549, and at the principal office of the depositary.

                                   PROSPECTUS

      The Prospectus consists of the proposed form of American Depositary Receipt included as Exhibit A to the form of Amendment No. 1 to Second Amended and Restated Deposit Agreement filed as Exhibit (a)(i) to this Registration Statement on Form F-6 and is incorporated herein by reference.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3.       EXHIBITS

      (a)(i) Form of Amendment No. 1 to Second Amended and Restated Deposit Agreement, by and among Brasil Telecom Participacoes S.A. (the "Company"), Citibank, N.A., as depositary (the "Depositary"), and all Holders and Beneficial Owners of American Depositary Shares evidenced by the American Depositary Receipts issued under the terms of the Second Amended and Restated Deposit Agreement -- Filed herewith as exhibit (a)(i).

      (a)(ii) Second Amended and Restated Deposit Agreement, dated as of August 1, 2002, by and among the Company, the Depositary, and all Holders and Beneficial Owners of American Depositary Shares evidenced by the American Depositary Receipts issued thereunder - Filed herewith as exhibit (a)(ii)

      (b) Any other agreement to which the Depositary is a party relating to the issuance of the American Depositary Shares registered hereunder or the custody of the deposited securities represented thereby. -- None.

      (c) Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. -- None.

      (d) Opinion of counsel for the Depositary as to the legality of the securities to be registered. -- Filed herewith as Exhibit (d).

      (e)     Certificate under Rule 466. -- None.

      (f) Powers of Attorney for certain officers and directors and the authorized representative of the Company. -- Set forth on the signature pages hereto.

Item 4.       UNDERTAKINGS

      (a) The Depositary undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the ADSs, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and
              (2) made generally available to the holders of the underlying securities by the issuer.

      (b) If the amount of fees charged is not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of ADSs thirty (30) days before any change in the fee schedule.

                                   SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, as amended, Citibank, N.A., acting solely on behalf of the legal entity created by the Second Amended and Restated Deposit Agreement, dated as of August 1, 2002, as proposed to be amended by Amendment No. 1 to Second Amended and Restated Deposit Agreement, by and among Brasil Telecom Participacoes S.A., Citibank, N.A., as depositary, and all Holders and Beneficial Owners of American Depositary Shares evidenced by American Depositary Receipts issued thereunder, certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in New York, New York on this day of May 25, 2007.

                                    Legal entity created by the Second Amended and Restated Deposit Agreement, as proposed to be amended, for the issuance of American Depositary Shares, each American Depositary Share representing five (5) Preferred Shares, without par value, of Brasil Telecom Participacoes S.A.

                                    CITIBANK, N.A., solely in its capacity as Depositary


                                    By: /s/ Teresa Loureiro-Stein
                                        ---------------------------
                                        Name: Teresa Loureiro-Stein
                                        Title: Vice President

                                   SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, as amended, Brasil Telecom Participacoes S.A. certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement on Form F-6 to be signed on its behalf by the undersigned thereunto duly authorized, in the Federative Republic of Brazil, on May 25, 2007.

                                    Brasil Telecom Participacoes S.A.


                                    By: /s/ Ricardo Knoepfelmacher
                                        ----------------------------------
                                        Name: Ricardo Knoepfelmacher
                                        Title: Chief Executive Officer


                                    By: /s/ Paulo Narcelio Simoes Amaral
                                        ----------------------------------
                                        Name: Paulo Narcelio Simoes Amaral
                                        Title: Financial Executive Officer

                               POWERS OF ATTORNEY

      KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Ricardo Knoepfelmacher and Paulo Narcelio Simoes Amaral to act as his/her true and lawful attorney-in-fact and agent, with full power of substitution, for him/her and in his/her name, place and stead, in any and all such capacities, to sign any and all amendments, including post-effective amendments, and supplements to this Registration Statement, and to file the same, with all exhibits thereto and other documents in connection therewith, with the United States Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as s/he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his/her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

      Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement on Form F-6 has been signed by the following persons in the following capacities on May 25, 2007.

Signature                                  Title
---------                                  -----

/s/ Ricardo Knoepfelmacher                 Chief Executive Officer
----------------------------------         (Principal Executive Officer)
Ricardo Knoepfelmacher


/s/ Paulo Narcelio Simoes Amaral           Financial Executive Officer
----------------------------------         (Principal Financial Officer and
Paulo Narcelio Simoes Amaral               Principal Accounting Officer)


/s/ Sergio Spinelli Silva Junior           Chairman of the Board of Directors
----------------------------------
Sergio Spinelli Silva Junior


/s/ Pedro Paulo Elejalde de Campos         Director
----------------------------------
Pedro Paulo Elejalde de Campos

Signature                                  Title
---------                                  -----


/s/ Elemer Andre Suranyi                   Director
------------------------------
Elemer Andre Suranyi


/s/ Jose Luiz Guimaraes Junior             Director
------------------------------
Jose Luiz Guimaraes Junior


/s/ Kevin Michael Altit                    Director
------------------------------
Kevin Michael Altit


/s/ Ricardo Ferraz Torres                  Director
------------------------------
Ricardo Ferraz Torres


/s/ Emagnor Tessinari Filho                Authorized Representative in the U.S.
------------------------------
Name: Emagnor Tessinari Filho
Title: Chief Operating Officer and
       Director of Finance of
       Brasil Telecom of America, Inc.

                                Index to Exhibits
                                    Document
                                                                   Sequentially
Exhibit                 Document                                   Numbered Page
-------                 --------                                   -------------

(a)(i)                  Form of Amendment No. 1 to Second
                        Amended and Restated Deposit Agreement

(a)(ii)                 Second Amended and Restated
                        Deposit Agreement

(d)                     Opinion of Counsel